Exhibit 99.3

May 5, 2022 Q1 2022 VALNEVA SE CONDENSED CONSOLIDATED INTERIM FIN ANCIAL STATEMENTS VALNEVA SE Campus Bio - Ouest 6 rue Alain Bombard 44800 Saint - Herblain, France www.valneva.com

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022 1 CONSOLIDATED FINANCIAL STATEMENTS 2022 VALNEVA A European Company ( Societas Europaea ) with a Management and a Supervisory Board Registered offices: 6 rue Alain Bombard, 44800 SAINT - HERBLAIN - France Nantes Companies Register (RCS) No. 422 497 560 Unaudited Consolidated Interim financial statements as at March 31, 2022

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022 2 1. UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS) 1. Unaudited Interim Condensed Consolidated Statements of Income (Loss) € in thousand Three months ended March 31, (except per share amounts) 2022 2021 Product sales 16,162 16,124 Other revenues 5,686 7,092 Revenues 21,847 23,215 Cost of goods and services (13,860) (14,650) Research and development expenses (20,689) (27,732) Marketing and distribution expenses (2,034) (4,941) General and administrative expenses (5,770) (10,010) Other income and expenses, net 2,084 2,979 OPERATING LOSS (18,422) (31,138) Finance income 13 7,695 Finance expenses (7,130) (4,607) Result from investments in associates - (19) LOSS BEFORE INCOME TAX (25,539) (28,070) Income tax income/(expense) (502) 368 LOSS FOR THE PERIOD (26,041) (27,702) Losses per share for profit/loss for the period attributable to the equity holders of the Company, expressed in € per share - basic (0.24) (0.30) - diluted (0.24) (0.30) 1.2 Unaudited Interim Condensed Consolidated Statement of Comprehensive Income (Loss) € in thousand Three months ended March 31, 2022 2021 Loss for the period (26,041) (27,702) Other comprehensive income/(loss) Items that may be reclassified to profit or loss Currency translation differences (244) (337) Items that will not be reclassified to profit or loss Defined benefit plan actuarial gains/(losses) - - Other comprehensive loss for the period, net of tax (244) (337) TOTAL COMPREHENSIVE LOSS FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE COMPANY (26,285) (28,038)

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022 3 2 UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS € in thousand March 31, December 31, 2022 2021 ASSETS Non - current assets 232,690 231,520 Intangible assets 31,765 32,700 Right of use assets 47,562 48,285 Property, plant and equipment 128,418 125,545 Investments in associates 2,124 2,124 Deferred tax assets 3,304 3,582 Other non - current assets 19,516 19,282 Current assets 545,021 585,832 Inventories 139,725 124,098 Trade receivables 25,061 44,013 Other current assets 68,972 71,036 Cash and cash equivalents 311,264 346,686 TOTAL ASSETS 777,711 817,352 EQUITY Capital and reserves attributable to the Company’s equity 148,406 holders 170,581 Share capital 16,170 15,786 Share premium 412,799 409,258 Other reserves 52,452 52,512 Accumulated deficit (306,974) (233,549) Loss for the period (26,041) (73,425) LIABILITIES Non - current liabilities 266,049 277,791 Borrowings 48,005 50,726 Lease liabilities 52,663 53,687 Contract liabilities 4,830 4,741 Refund liabilities 156,229 158,970 Provisions 2,975 8,308 Deferred tax liabilities 1,280 1,290 Other liabilities 68 69 Current liabilities 363,257 368,979 Borrowings 11,730 7,107 Trade payables and accruals 66,268 68,119 Income tax liability 72 83 Tax and Employee - related liabilities 19,838 17,249 Lease liabilities 3,122 3,135 Contract liabilities 122,478 124,017 Refund liabilities 100,279 95,611 Provisions 30,554 48,708 Other liabilities 8,917 4,950 TOTAL LIABILITIES 629,305 646,771 TOTAL EQUITY AND LIABILITIES 777,711 817,352

VALNEVA SE - CONSOLIDATED FINANCIAL STATEMENTS 2022 4 3 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS € in thousand Three months e nded March 31, 2022 2021 Cash flows from operating activities Loss for the period (26,041) (27,702) Adjustments for non - cash transactions (6,922) 6,232 Changes in non - current operating assets and liabilities (4,763) 1,951 Changes in working capital 11,193 68,373 Cash generated from/(used in) operations (26,533) 48,855 Income tax paid (318) (1,296) Net cash generated from/(used in) operating activities (26,851) 47,559 Cash flows from investing activities Purchases of property, plant and equipment (9,385) (16,333) Purchases of intangible assets (76) (543) Interest received 13 19 Net cash used in investing activities (9,447) (16,857) Cash flows from financing activities Proceeds from issuance of common stock, net of costs of equity transactions 3,726 2,209 Disposal of treasury shares - 154 Payment of lease liabilities (835) (518) Interest paid (1,909) (3,396) Net cash generated from/(used in) financing 982 (1,550) activities Net change in cash and cash equivalents (35,316) 29,152 Cash and cash equivalents at beginning of the period 346,642 204,394 Exchange gains/(losses) on cash (107) 2,324 Restricted cash 45 43 Cash and cash equivalents at end of the period 311,264 235,913

VALNEVA SE - *CONSOLIDATED FINANCIAL STATEMENTS 2022* 5

4 UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

€ in thousand *(except number of shares)*	*Number of shares issued*	Share capital	Share premium	Other reserves	Retained earnings/ (Accumulated deficit)	Profit/ (loss) for the period	Total equity
Balance as at January 1, 2021	***90,970,562***	**13,646**	**244,984**	**52,342**	**(169,156)**	**(64,393)**	**77,422**
Total comprehensive loss	-	-	-	(337)	-	(27,702)	(28,038)
Income appropriation	-	-	-	-	(64,393)	64,393	-
Share-based compensation expense:							
- value of services	-	-	-	608	-	-	608
- exercises	*793,200*	119	2,090	-	-	-	2,209
Treasury shares	-	-	-	154	-	-	154
Balance as at March 31, 2021	***91,763,762***	**13,765**	**247,074**	**52,768**	**(233,549)**	**(27,702)**	**52,355**

Balance as at January 1, 2022	***105,239,085***	**15,786**	**409,258**	**52,512**	**(233,549)**	**(73,425)**	**170,581**
Total comprehensive loss	-	-	-	(244)	-	(26,041)	(26,285)
Income appropriation	-	-	-	-	(73,425)	73,425	-
Share-based compensation expense:							
- value of services	-	-	-	185	-	-	185
- exercises	*2,563,011*	384	3,541	-	-	-	3,925
Treasury shares	-	-	-	-	-	-	-
Balance as at March 31, 2022	***107,802,096***	**16,170**	**412,799**	**52,452**	**(306,974)**	**(26,041)**	**148,406**